Correspondence


                            Cambridge Holdings, Ltd.
                     106 South University Boulevard, Unit 14
                                Denver, CO 80209

                               September 15, 2005

Mr. Owen Pinkerton
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    RE: Cambridge Holdings, Ltd. ("Cambridge")
        Revised Preliminary Information Statement on Schedule 14C (the "Filing") Filed on September 15, 2005

Dear Mr. Pinkerton:

     In connection with the above-referenced filing, we hereby acknowledge that:

     o Cambridge is responsible for the adequacy and accuracy of the disclosure in the Filing;

     o Comments or changes to the disclosure in response to Staff comments reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and

     o Cambridge may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory Pusey
-----------------
Gregory Pusey
President

cc:      Wendy Friedlander
         David H. Roberts
         Adam J. Agron
         Steven B. Boehm